333 South Hope Street
Los Angeles, CA 90071
Monica J. Shilling, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 310 552 4355	+1 213 680 8400	+1 213 680 8500
monica.shilling@kirkland.com
www.kirkland.com

May 22, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                             Ares Capital Corporation Registration Statement on Form N-2 (File No. 333-230351)

Dear Mr. Ganley:

In a telephone conversation on April 18, 2019, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on March 18, 2019.  We have revised the Registration Statement to respond to the comments you provided, including during the telephone conversation, and today filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure.  Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure.  Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Prospectus Summary

1.                                      Page 10 — Prospectus Summary — Offerings.  Please update your disclosure to reflect that the Fund is seeking stockholder approval at its 2019 special meeting to authorize the Fund to sell or otherwise issue shares of its common stock at a price below its then current net asset value.

The Fund has updated the disclosure as requested on pages 11, 23, 27, 46, 47, 50, 230 and 237 of Amendment No. 1.

Portfolio Companies

2.                                      Page 136 — Portfolio Companies — Footnotes 5 and 7.  Please include the total percentage of investments that are non-qualifying in the Portfolio Companies section of the prospectus. Per disclosure in the 12/31/18 financial statements it appears that 14% are non-qualifying (Page F-46 Footnote 8).

The Fund has revised the disclosure as requested on Footnote 5 on page 146 of Amendment No. 1.

Accounting

3.                                      Page F-122 — Note 7 - Commitments and Contingencies.  In the response correspondence please provide a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and a general explanation as to why the Fund believes it can cover its commitments.

The Fund hereby confirms that it reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Fund follows a rigorous process to manage its liquidity and ensure that it has available capital to fund its unfunded investment commitments. Specifically, the Fund prepares detailed analyses of the level of its unfunded investment commitments relative to its then available liquidity at a minimum on a weekly basis. These analyses are reviewed and discussed on a biweekly basis by the Fund’s executive officers and senior members of the Fund’s investment adviser (including members of the investment committee) and are updated on a “real time” basis in order to ensure that the Fund has adequate liquidity to satisfy its unfunded investment commitments.

Exhibits

4.                                      Page C-5 — Exhibit (n)(1) — The consent does not reference the auditor’s opinion on the senior securities table. Please file a consent that references all auditor’s reports used in the filing.

The Fund has filed a consent as Exhibit (n)(1) to Amendment No. 1 that references the auditor’s report on the senior securities table.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:        Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation